Given Imaging
Second Quarter 2009
Financial Results Conference Call

August 6, 2009
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging second quarter 2009 conference call. Today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Fern Lazar of Lazar Partners. Please go ahead.

Fern Lazar: Good morning and thank you for joining us.  With us today from Given Imaging are Homi Shamir, president and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 31, 2009. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s second-quarter earnings release, which is posted on the Given Imaging site.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging. Please go ahead.

Homi Shamir: Thank you Fern.

Good morning everyone and thanks for joining us today.

We’re very pleased with our second quarter financial results which reflect record top line revenue of $36 million.  We also achieved the highest level of quarterly PillCam sales ever — 57,000 capsules.  By comparison, our average capsule sales per quarter during 2008 was 53,000. Sales in the quarter include $3.7 million from sales of the Bravo pH Monitoring System.   Following our recent one millionth capsule milestone, we reached another significant milestone during the quarter with the sale of our 5,000th workstation.

Another important feature of our results this quarter was the increase in our earnings per share.   Earlier this year, we told you that we were committed to improving profitability by increasing efficiencies and leveraging our infrastructure.  We did just that and, as a result, gross margin increased to 76.1%, compared to 75.5% in the second quarter of 2008, and operating margin increased in the first half of 2009 to 4.8% from 1.2% in the first half of 2008.  This increased efficiency enabled us to substantially increase our profitability with GAAP earnings per share growing by 75% to 16 cents, and non-GAAP earnings per share doubling to 19 cents. In particular, I am pleased that we were able to triple our operating profit.

In the Americas region, revenue increased by 16 percent to $22.9 million compared to the second quarter of 2008 and 18% compared to $20.2 million in the first quarter of 2009.  Our Q2 Americas revenues reflect a strong contribution of $3.3 million from sales of our Bravo in the U.S.  Approximately 75% of the Bravo revenues were from Bravo capsule sales and not systems, as we focused on supporting existing customers.

We sold 38,500 capsules in the Americas region this quarter compared to 38,200 capsules in Q2 of 2008.  Despite the seemingly small increase in capsule sales, we are pleased with this performance since we believe capsule sales during the second quarter of 2008 were high because physicians stocked up in anticipation of the price increase that we announced at that time.  Like other medical technology companies, we were affected by the decline in capital spending. As a result, workstation sales were down from last year - we sold less than half a million dollars worth of hardware during this quarter.

I am pleased to note that we received clearance from the FDA last week on our new SensorBelt. The SensorBelt is fitted over a single layer of clothing worn by the patient.  The sensors are incorporated within the belt and eliminate the need for a nurse to place sensors or prepare a patient’s stomach for the procedure.  This should save the nurses about 20 minutes and be much more comfortable for the patient, and therefore provides a competitive advantage over other capsule endoscopy products.  We see this as another example of Given Imaging’s commitment to developing more patient-friendly products.

I am also pleased to announce that we named Dick Aderman as President of Given Imaging Inc.  With almost 30 years of experience in the healthcare industry in management positions at both large and small companies, we believe that Dick is the ideal person to really grow our business in the US.

Turning to the EMEA region, higher PillCam sales drove a 20% revenue increase to $10 million compared to $8.3 million in the same period last year.  PillCam sales were up by an impressive 36% to 15,000 capsules compared to the same period in 2008, with a strong contribution from France due to reimbursement coverage.  Capsule sales also increased in other major non-direct markets.  Our Q2 EMEA sales also reflect a $400,000 contribution from Bravo following a limited introduction in the region.

Turning to our third region, revenue in the APAC region this quarter was $3.2 million, compared to $5.0 million in the second quarter of last year.  PillCam sales in the region were slightly down compared to the second quarter of 2008, but 56% higher than the first quarter of 2009. The increase over last quarter is the result of increased PillCam sales in Australia and Japan.

Sales in China and other countries in the region were slow.

Based on our solid financial performance in the first half of 2009, we are on track to deliver our 2009 financial guidance of revenues between $141 million and $148 million, GAAP EPS of between $0.20 - $0.28, and non-GAAP EPS of $0.46 – $0.54.  This assumes no significant events, including currency fluctuations, which may adversely affect our business.

I’d like to briefly review some of the second half 2009 drivers which we believe will allow us to achieve our goals.

In the Americas region, we anticipate being able to deliver double digit growth over last year.  We believe we can increase our core SB business compared to last year.  In addition, we believe that we can significantly expand the revenue contribution of our Bravo system.  We get great feedback from the field about Bravo, but are still focused on making sure that existing Bravo customers are well serviced before we expand to new customers.  We have great expectations for this product and the new data presented recently at DDW will support our sales efforts. In addition, we are making good progress in shifting our manufacturing to Israel by the end of this year, which will improve the gross margin of this product next year.  We continue to work on the next generation of Bravo delivery system and its software which we will introduce next year.

In the EMEA region, we expect strong PillCam growth to continue, fueled by increased penetration into the French market now that we have reimbursement.  We are also seeing other European markets expand their use of PillCam.  Another positive catalyst will be the ongoing roll-out of the Bravo System in Europe.

In Japan, we believe that we will be able to achieve our planned growth as the Fuji Medical sales force expands its outreach to GIs over the next several quarters.  On a parallel track, Suzuken is intensifying its clinical sell to our existing installed base.

I’d like to take a moment to update you on our progress developing a second-generation PillCam COLON 2.

I’m pleased with the progress we’re making with the second generation PillCam COLON 2, which includes several unique and cutting-edge technologies designed to improve performance and user friendliness.  Our goal is to increase the sensitivity of PillCam COLON 2 and simplify the procedure for patients.  To be successful, we know we have to increase the sensitivity of PillCam COLON 2 to be closer to the sensitivity of colonoscopy.

Our first R&D clinical trial at five sites in Israel is progressing well.  The trial includes 100 patients who underwent the PillCam COLON procedure followed by a colonoscopy.  The primary goal of this trial was to validate the functionality and system integration of the technologies. We will share details about these improvements over the next few months.

We also plan to start additional clinical trials in Israel, Europe and the US in order to validate the system and obtain additional clinical information which will guide future studies.  We also hope to receive the CE Mark in the next few months and launch COLON 2 to the European GI community at the GASTRO 2009 meeting in London in the last week of November.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our second quarter results.

Yuval Yanai:  Thanks Homi

In the second quarter, we achieved sales of $36 million. 63% of sales were from the Americas region, 28% from EMEA and 9% from the APAC region.

We sold approximately 57,500 PillCam capsules this quarter, an 8% increase over the second quarter of last year and a 15% increase compared to the first quarter of this year.  Approximately 67% of the 38,500 capsules were sold in the Americas, 15,000 or 26% were sold in the EMEA and 4,100 or 7% were sold in APAC.

Worldwide reorders of PillCam SB increased by 9% this quarter to 56,100 capsules from 51,300 in the second quarter of 2008.  PillCam reorders in the Americas increased by 1%, EMEA increased by 36% while APAC increased by 13%.

In terms of revenue breakdown, PillCam capsule sales accounted for 80% of total revenues, workstations and data recorders accounted for 7% of total revenues and service income accounted for 2%, while Bravo sales accounted for 10%.  In the Americas region, capsule sales accounted for 80% of total revenues, sales of Bravo accounted for 14%, workstations and data recorders accounted for 3%, and service income accounted for 3%.

Worldwide, we sold 134 systems to new customers in the quarter, compared to 200 systems in the second quarter of 2008.  45 workstations, or 34% of total workstations sold this quarter, were sold in the Americas, 26 or 19% were sold in the EMEA and 63 or 47% were sold in APAC.  This brings our cumulative system deliveries, worldwide, to approximately 5,100 of which over 2,900 systems are installed in the Americas region.

Net income for the second quarter of 2009 increased by 69% to $4.9 million or $0.16 per share on a fully diluted GAAP basis, compared to $2.9 million, or $0.09 per share, respectively, in the second quarter of 2008.  Non-GAAP earnings per share for the second quarter of 2009 increased to $0.19, compared to $0.09 in the same quarter last year.  Please look at our press release to see the change in fully diluted shares from 2008 to 2009.

Non-GAAP net income for the quarter excludes a tax benefit of $1.4 million resulting from a settlement agreement with the Israeli Tax Authorities related to an audit of the Company’s income tax returns for fiscal years 2004 through 2007.  Non-GAAP net income for the second quarter also excludes approximately $2.2 million of stock based compensation expenses in accordance with FAS123R.  This information is also detailed in the financial information posted on the investor relations section of our website.

Consolidated cash, cash equivalents, short-term investments and marketable securities as of June 30th totaled $83.3 million.   We are extremely pleased with the fact that we generated $6.6 million from operating activities this quarter.

Before we open this call for questions and answers, I would like to spend a few minutes on our reported operating profit and finance income. Gross margin for the quarter was high, over 76%, despite the increased revenues from Bravo. As we mentioned before, until we start manufacturing Bravo in Israel, the gross margin we generate from Bravo is significantly lower compared to the capsule endoscopy business.  As we move forward into 2009, we are confident about our ability to continue improving our gross margin.

On a GAAP basis, operating profit totaled $2.1 million, or almost 6% of revenues, up 31% from $1.6 million last year. On a non-GAAP basis, operating profit was $4.3 million, or 11.8% of revenues, three times higher than the $1.5 million in the same quarter last year.

GAAP operating profit for the 6 month period ended June 30, 2009 was $3.2 million, or 4.8% of revenues, compared to an operating income of $700,000 last year. On a non-GAAP basis, operating profit was $6.9 million, or 10.3% of revenues, compared to an operating loss of $400,000 in the second quarter last year.

Finally, in the first quarter of this year we recorded an infrequent financial expense, which resulted from marking to market certain currency hedging positions through March, 2010. This was a result of the sharp devaluation of the Israeli currency compared to the US dollar. In the second quarter, we experienced a sharp devaluation of the US dollar compared to the Israeli currency, as well as compared to the Euro and the Japanese Yen resulting in second quarter finance income of $1.3 million.

Operator, you may now begin the question and answer session

Operator:  And ladies and gentlemen, if you would like to ask a question today, you may do so by pressing star 1 on your touch-tone telephone.  If you are using a speakerphone, please pick up on the handset before signaling to allow your signal to reach our equipment.  Once again, that is star 1 if you’d like to ask a question today.

And we will take our first question from Amit Hazan with Oppenheimer.

 Jeremy Feffer:  Hi there.  It’s actually Jeremy Feffer standing in for Amit.  How are you?

Homi Shamir:  Hi

Yuval Yanai:  Hi Jeremy.

Jeremy Feffer:  A couple quick questions.  One, gross margin sustainability, obviously it’s still improving.  Where do we think gross margins can go, particularly after the Bravo production has moved to Israel?

Yuval Yanai:  OK Jeremy.  I’ll divide my answer into two.  First of all sustainability.  We provided earlier this year guidance under which gross margins were expected to be between 72% to 74%.

Jeremy Feffer:  Yes.

Yuval Yanai:  I think it’s obvious that we are going to be much closer to 74% than to 72%.  However, because of the continuous volatility of currencies, which do affect our gross margins.  And you know the whole economy surrounding us I think at this point of time  we should stick to the number, which is around 74%.  However, it seems at no change in the economic environment going into 2010, I think that we can assume a better gross margin.

So I hope that more or less answers your questions.

With regard to Bravo, currently we generate less than 50% of gross margins from Bravo, and we expect this gross margin to be significantly better when we are complete transferring manufacturing to Israel.  However it’s still going to be lower than the traditional capsule endoscopy business.  Therefore, although we will continue to improve gross margin of our traditional business, the increased revenue from Bravo, which we expect next year, will have some negative effect on gross margin.  Nevertheless, I think that it’s quite clear right now that, generally speaking, gross margin next year will probably be higher compared to this year.

Jeremy Feffer:  OK, that makes sense.  On Japan you know still weak but clearly improving, what can you tell us about the Fuji contribution?  How is that ramping up?

Homi Shamir:  It’s ramping up, it’s Homi Shamir. It’s ramping up fairly nicely.  Obviously we have seen improvement in the performance between Q1 and Q2.  Most of this can contribute to more contribution from Fuji.  The biggest challenge with Fuji will be starting Q3, Q4 where they – we expect them to really start delivering stronger numbers, not only in the hardware but also in the PillCam.  So we are all eager to start seeing so far.  The signs are very positive.  But I keep saying all the time I need – show me the money.  So they need to start delivering here.

Jeremy Feffer:  OK.  That – and one last question on EMEA.  If we exclude France, what kind of growth are you seeing?

Homi Shamir:  It’s fairly strong also.  It’s over double digit by far.  And French – they contribute, but they – generally the major European countries being the PillCam.  That is where you have seen the surge of 36%.  But generally they perform very well.  The only weakness we see in Europe is work station.  OK capital – but it’s a very good.  I mean, let me remind you that Europe or EMEA have been going 20% to 30% year-over-year in the last couple of years.  We hoping also to get new reimbursement in places like in Germany that continue the growth in this part of the world.

Jeremy Feffer:  OK.  Well, that’s all I have.  Thank you very much.

Homi Shamir:  Thank you Jeremy.

Operator:  And we’ll take our next question from Sameer Harish with Needham and Company.

Sameer Harish:  Hi guys.  I apologize if the question has already been asked.  I joined a little bit late.  But I wanted to follow up a little bit on Japan.  Have you started to see an impact from Fuji on the PillCam side, or are they still you know, in the phase of putting systems in place?

Homi Shamir:  Yes they’ve been putting system because they are just concentrating on their installed base – their installed base, Sameer, just started now.  So they don’t have a big impact on their installed base.  Obviously, as I said earlier, it will start after they put a couple of systems.  They sold the initial 10 pack on the system.  They will start getting the repeat order or the reorder of that.  So obviously by them increasing the installed base and these install base becoming a little bit more mature, we’ll start seeing contribution.  But really we’ll start seeing the results from Fuji during Q3 and Q4.

At the same time, we are working on Suzuken not only to increase their install base but also to start getting a better utilization from the existing customer.

Sameer Harish:  OK.  Did Suzuken place orders in the quarter too?

Homi Shamir:  Yes.

Sameer Harish:  OK.  Perfect.  Can you – I’m not sure, again, if you addressed this, but can you talk a little bit about gross margins for the PillCam itself?

Yuval Yanai:  Hi Sameer this is Yuval.  Yes, we did spend a few minutes on gross margin.  Since we have good numbers, I don’t mind talking again about it.

On capsule – on the traditional capsule endoscopy business, we are continuing to invest in reducing the cost of manufacture mainly by trying to change components in the bill of materials and not changing the overhead.  So with the increased number of capsules manufactured the total overhead is allocated differently on each and every capsule.  So I think that there is a good chance that if we go into 2010 we will see an improved – continuous improvement in gross margin.  And that will be on – obviously on top of the improvement of gross margin we will generate from Bravo once we start manufacturing Bravo capsules in Israel.

Sameer Harish:  OK great.  And the last question – again, apologize if you touched on it – but I – you know I understand that Medtronic is working on improving the detachment mechanism for Bravo.  Any update on the development there?

Yuval Yanai:  Well, I think that we are on track.  And we are waiting to be able next year to introduce the new delivery system together with our new software.  So Bravo is going to have – going to become a much better product next year.

Sameer Harish:  Great, thank you.

Yuval Yanai:  You’re most welcome.

Operator:  And as a reminder, ladies and gentlemen, if you would like to ask a question today, it is star 1.  And we will take our next question from Steven Tepper with Harell Finance.

Steven Tepper:  Hi, good morning.  I would like to just sort of take you to your R&D program, and when will you expect to see the results on the COLON 2 experiment being conducted in Israel?  I mean what’s the timeline on that?

Homi Shamir:  Obviously, the timeline of that is in the next couple of months.  We are planning to launch the product in the end of November, the week of the Thanksgiving.  So either during this time or before that, we will announce the result.

Steven Tepper:  OK, that’s great.  And do you have any – I mean I see the small bowel capsule is you know in the – in the U.S. is – there is growth, but I would like to try to understand where things stand with Celiac and then Crohn’s disease and you know what – you were doing some experiments to see the efficacy in those diseases.  And the question is, where do things stand in the view of you know future growth with the small bowel capsule?

Homi Shamir:  That’s good question.  We are putting a lot of effort now, both clinically and marketing, to develop both the Crohn’s market and the Celiac.  And we’re expecting to publish a couple of  studies, but, more than that, we are putting in a lot of effort with our salesforce.  We – in the middle of April this year we provided them with what we call a campaign to go after the Crohn’s market.  The salesforce is again next week in Atlanta.  We are retraining them again for the second part of the campaign.  Part of that is providing the physician enough information on how to use the capsules on a Crohn or a suspected Crohn’s patient.  And for example, we are providing the Agile or patency pill in order to remove then if there is there any obstruction or strictures.  So we clearly are educating the physician.  And we see a very big potential for us in this market.  And we are developing it.  And I’m sure we will start seeing results in the near future.

Steven Tepper:  OK.  Is there only a marketing barrier?  Or is there also – what’s with the reimbursement on those indications?  Is there reimbursement in place?

Homi Shamir:  Yes, there is – I think on Crohn’s there is a full reimbursement.  On suspected Crohn’s, the reimbursement is not all over the state.  And we are also working on that to make sure we are getting coverage.

Steven Tepper:  And then Celiac – in Celiac – do you have any coverage from Celiac?

Homi Shamir:  I can’t recall.  If you contact us and give us your information, we’ll be able to provide it to you.

Steven Tepper:  OK, OK, that’ll be great.  I appreciate it.  Thanks very much.

Homi Shamir:  Thank you.

Operator:  And for our next question we will go to Leon Cooperman with Omega Advisors.

Leon Cooperman:  Great.  Thank you.  Hello.  How are you doing?

Homi Shamir:  Good Leon.

Leon Cooperman:  Good.  Question, do we have a stand still arrangement of any kind with Elron or are they free to do whatever they want to do in terms of acquisition of additional stock or et cetera?

Yuval Yanai:  Hi Leon this is Yuval.  There is no agreement whatsoever.  They are free to do whatever they wish to do.

Leon Cooperman:  OK.  Do they – do they owe – are they related to RDC Rafael Development?  Is that the same entity?

Yuval Yanai:  The same, yes.  Elron is the ultimate company of (RDC)

Homi Shamir:  They own 50%.

Leon Cooperman:  Yes, they own 50%.  And they’re …

Homi Shamir:  Again, Leon, all of these belong to a large group called IDB in Israel, OK?

Leon Cooperman:  Right.

Homi Shamir:  And IDB is the largest holding company in Israel, and they all belong to this group.

Leon Cooperman:  Yes.  And just refresh me.  They did a tender offer awhile ago at a fixed price that they bought a fair amount of shares.  Was that in the 15 area?

Yuval Yanai:  Yes 15.

Leon Cooperman:  Fifteen, OK, very good.  You’re doing a good job.  I appreciate it.  Thank you.

Yuval Yanai:  Thank you.

Homi Shamir:  Thank you so much, appreciate it.

Operator:  And as a reminder if you would like to ask a question today, it is star 1.  And we have no more questions in the queue, so I’d like to turn it back to our presenters for any additional or closing remarks.

Homi Shamir:  Thank you all for joining us today.  Next week, Yuval will be conducting the investor meetings in Boston and Chicago.  And I look forward to seeing many of you this fall at various investor conferences. Thank you.

Operator:  And ladies and gentlemen, this does conclude today’s conference.  We thank you for your participation.

END